EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is dated as of January 12, 2014, between Teche Holding Company (“TSH”), a bank holding company with principal offices in New Iberia, Louisiana, and IBERIABANK Corporation (“IBKC”), a bank holding company with principal offices in Lafayette, Louisiana.

RECITALS

1.   The Board of Directors of each party hereto believes that the transactions described in this Agreement are in the best interests of such party.

2.   By virtue of the reorganization that is effectuated by this Agreement, TSH will be merged with and into IBKC (the “Merger”), and except as provided in this Agreement, the then outstanding shares of TSH Common Stock  will be converted into shares of IBKC Common Stock, with cash paid in lieu of fractional shares.

3.   IBKC owns all of the issued and outstanding capital stock of IBERIABANK and TSH owns all of the issued and outstanding capital stock of TFB, and it is contemplated that, immediately following the Merger, TFB will be merged with and into IBERIABANK with IBERIABANK as the surviving entity.

4.   The Merger is subject to prior TSH shareholder approval and regulatory approvals and the prior satisfaction of certain other conditions set forth in this Agreement.

5.   The parties hereto intend that the reorganization contemplated by this Agreement qualify for federal income tax purposes as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual warranties, representations, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

SECTION I.

DEFINITIONS

Except as may otherwise be provided in this Agreement, the capitalized terms set forth below shall have the following respective meanings, in their singular or plural forms as applicable:

1.1   “Acquisition Proposal” – shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the capital stock or assets of, share exchange, or other business combination involving the acquisition of TSH or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, TSH or any of its Subsidiaries, or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the transactions contemplated under this Agreement.

1.2  “Agreement” – this Agreement and Plan of Merger, including any amendment hereto.

1.3 “Bank Plan of Merger” – the merger agreement effecting the Bank Merger, the form of which is attached hereto as Exhibit I.

1.4 “Bank Merger” – the merger of TFB with and into IBERIABANK immediately following the Merger on the Effective Date.

1.5   “BCL” – the Louisiana Business Corporation Law.

1.6   “BHC Act” – the federal Bank Holding Company Act of 1956, as amended.

1.7   “Business Day” – Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the state of Louisiana are authorized or obligated to close.

1.8 “Certificate of Merger”  – the certificate of merger to be filed with Louisiana Secretary of State, effective as of the Effective Date, pursuant to which TSH will merge with and into IBKC.

1.9 “Certificates” – the certificates representing shares of TSH Common Stock on or prior to the Effective Date.

1.10   “Closing” – the closing of the transactions contemplated hereunder as described in Section 3.1 of this Agreement.

1.11   “Code”– the Internal Revenue Code of 1986, as amended.

1.12 “Effective Date” – the date and time at which the Merger becomes effective, as described in Section 3.2 of this Agreement.

1.13   “ERISA” – the Employee Retirement Income Security Act of 1974, as amended.

1.14   “Exchange Agent” – IBKC’s stock transfer agent or such other third party experienced in the stock transfer business reasonably acceptable to TSH which shall act as the exchange agent pursuant to Section 2.2(f) hereof.

1.15   “Exchange Ratio” – 1.162 shares of IBKC Common Stock, as may be adjusted in accordance with Section 2.2 (a) and 2.2(c) of this Agreement.

1.16   “Federal Reserve” – the Board of Governors of the Federal Reserve System.

1.17   “Financial Statements” – (i) the audited consolidated balance sheets (including related notes and schedules, if any) of a Warrantor, as of December 31, 2012 and 2011 with respect to IBKC and as of September 30, 2013 and 2012 with respect to TSH, and the related consolidated statements of income (or statements of income and comprehensive income), changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the respective years then ended, and (ii) the unaudited consolidated balance sheets of such Warrantor (including related notes and schedules, if any) and related consolidated statements of income (or statements of income and comprehensive income), changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) with respect to the quarterly periods ended subsequent thereto.

1.18   “GAAP” – generally accepted accounting principles in the United States of America.

1.19   “IBERIABANK” – IBERIABANK, a Louisiana banking corporation and a wholly owned subsidiary of  IBKC.

1.20   “IBKC” – IBERIABANK Corporation, a Louisiana corporation.

1.21 “IBKC Common Stock” – the common stock, par value $1.00 per share, of IBKC.

1.22 “Knowledge” – with respect to a party, the actual knowledge of the executive officers after reasonable inquiry.

1.23  “Market Value” – the average of the twenty-four (24) hour daily weighted average trading prices of the IBKC Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) Business Day prior to the date of receipt of the later to occur of (i) approval of this Agreement by TSH or its shareholders and (ii) receipt of the approval of the Federal Reserve of the transactions contemplated thereby.

1.24 “Material Adverse Effect” – with respect to a Warrantor, means any change, effect, event, occurrence or state of facts that (a) is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such Warrantor and its Subsidiaries taken as a whole, or (b) materially and adversely affects the ability of the Warrantor to perform its obligations hereunder or materially and adversely affects the timely consummation of the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (i) any change in the value of the securities or loan portfolio of the Warrantor, whether held as available for sale or held to maturity, (ii) changes in economic or market conditions or changes in the prevailing level or interest rates, currency exchange rates or price levels or trading volumes in the U.S. or foreign securities markets; (iii) any change, effect, event or occurrence relating to or resulting from the announcement or performance of this Agreement and the transactions contemplated hereby, including the expenses incurred by the Warrantor in consummating the transactions contemplated by this Agreement; (iv) with respect to TSH and TFB, any change, effect, event or occurrence resulting from any action or omission taken with the prior consent of IBKC or IBERIABANK; (v) any change in banking, or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities; (vi) any change in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; (vii) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to a declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; and (viii) the payment of any amounts due to, or the provision of any other benefits to, any directors, officers or employees of TSH and its Subsidiaries pursuant to employment agreements, plans and other arrangements described in this Agreement; except, to the extent that the impact of such change, effect, event, occurrence or state of facts has a disproportionately adverse effect on Warrantor and its Subsidiaries, taken as a whole, compared to similarly situated banks, bank holding companies or financial holding companies.

1.25   “Merger” – the merger of TSH with and into IBKC.

1.26   “1933 Act” – the Securities Act of 1933, as amended.

1.27   “1934 Act” – the Securities Exchange Act of 1934, as amended.

1.28   “OFI” – the Office of Financial Institutions of the State of Louisiana.

1.29   “Person” – any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company or unincorporated association.

1.30   “Proxy Statement” – the proxy statement to be used by TSH to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall also constitute the prospectus of IBKC with respect to the shares of IBKC Common Stock to be issued pursuant to the terms of this Agreement, together with any and all amendments or supplements thereto.

1.31   “Registration Statement” – the Registration Statement on Form S-4 (or other appropriate form) and all amendments and supplements thereto filed with the SEC by IBKC under the 1933 Act in connection with the transactions contemplated by this Agreement, which shall include the Proxy Statement.

1.32   “Regulatory Authorities” – collectively, any federal or state banking, insurance, securities or other governmental or regulatory authority whose approval is necessary to consummate the transactions contemplated by this Agreement.

1.33   “SEC” - the United States Securities and Exchange Commission.

1.34   “SEC Documents” – all reports, proxy statements, registration statements and other documents filed by any Warrantor pursuant to the Securities Laws.

1.35   “Securities Laws” – the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of the SEC under each of such acts.

1.36   “Shareholders Meeting” – the meeting of the shareholders of TSH to be held pursuant to Section 7.1(b) of this Agreement, including any adjournments thereof.

1.37   “Subsidiaries” - all those corporations, banks, savings banks, associations and other entities of which the Person in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by such Person; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity, through a small business investment corporation or otherwise as an investment by an entity that invests in unaffiliated companies in the ordinary course of business.

1.38  “TFB” – Teche Federal Bank, a Louisiana-chartered commercial bank and a wholly owned subsidiary of TSH.

1.39   “TSH” – Teche Holding Company, a Louisiana corporation.

1.40   “TSH Common Stock” – the common stock, par value $0.01 per share, of TSH.

1.41   “TSH Credits” - All loans (including discounts) and financing leases in which TSH is lessor reflected in the TSH Financial Statements.

1.42  “TSH Financial Statements” -  the Financial Statements of TSH.

1.43 “WARN Act” – shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

1.44 “Warrantor” – IBKC or TSH, as the case may be.

1.45   “Warrantor Benefit Plans” – the benefit plans of IBKC or TSH, as defined in Section 5.6(a) of this Agreement and as the context shall require, which shall depend on whether the Warrantor is IBKC or TSH and shall correspond therewith.

1.46   “Warrantor Common Stock” – the IBKC Common Stock or the TSH Common Stock, as the context shall require, which shall depend on whether the Warrantor is IBKC or TSH and shall correspond therewith.

1.47   “Warrantor Companies” – collectively, TSH and all TSH Subsidiaries or, collectively, IBKC and all IBKC Subsidiaries, as the context shall require

1.48  “Warrantor Credits” –all loans (including discounts) and financing leases in which Warrantor is lessor reflected in the Warrantor Financial Statements.

1.49   “Warrantor Financial Statements” – the Financial Statements of a Warrantor.

1.50   “Warrantor Subsidiaries” – the Subsidiaries of TSH or IBKC, as the context shall require, which shall include the Subsidiaries described in Section 5.12 of this Agreement and any corporation, bank, savings bank, association or other entity that becomes or is acquired as a Subsidiary of a Warrantor in the future.

Other terms are defined as set forth below.

SECTION II.

CERTAIN TRANSACTIONS AND TERMS OF MERGER

2.1  Merger.  Subject to the terms and conditions of this Agreement, at the Effective Date, TSH will be merged with and into IBKC in accordance with this Agreement and the BCL.

2.2  Conversion of TSH Common Stock.

(a)   Except as set forth in Section 2.2(b), at the Effective Date each outstanding share of TSH Common Stock will be converted into the right to receive shares of IBKC Common Stock pursuant to the Exchange Ratio and cash in lieu of fractional shares (such number of shares of IBKC Common Stock and cash in lieu of fractional shares is hereinafter referred to as the “Merger Consideration”), as set forth below:

(i)
1.162 shares of IBKC Common Stock (to the nearest thousandth of a share) to be exchanged for each share of TSH Common Stock and cash (without interest) payable with respect to any fractional share of IBKC Common Stock (as determined below); or

(ii)	if the Market Value is greater than $68.20 per share, the adjusted Exchange Ratio shall equal the quotient (to the nearest thousandth of a share) obtained by dividing $79.25 by the Market Value; or

(iii)	if the Market Value is less than $55.80 per share, the adjusted Exchange Ratio shall equal the quotient (to the nearest thousandth of a share) obtained by dividing $64.84 by the Market Value; plus

(iv)
in lieu of issuing any fractional share of IBKC Common Stock which would otherwise be distributable to a TSH shareholder as determined following application of Section 2.2(a)(i), (a)(ii) or (a)(iii) above, each holder of TSH Common Stock who would otherwise be entitled thereto, after aggregating into whole shares all fractional shares of IBKC Common Stock to which such holder is entitled by virtue of the Merger, upon surrender of the Certificate(s) which represented TSH Common Stock, will receive, without interest, cash equal to such fractional share multiplied by the Market Value.

(b)           Shares of TSH Common Stock that are held by TSH and any TSH Subsidiary (other than shares held in a fiduciary capacity or pursuant to debts previously contracted) shall not be considered to be outstanding and shall be cancelled (and not converted) by virtue of the Merger at the Effective Date and without any further action by any party.

(c)           If, before the Effective Date, IBKC should split, reclassify, recapitalize or combine the IBKC Common Stock, or pay a stock dividend in IBKC Common Stock, or otherwise change the IBKC Common Stock into any other securities, or make any other stock dividend or distribution in respect of the outstanding  IBKC Common Stock, and the record date therefore is prior to the Effective Date, then the Exchange Ratio will be appropriately  and proportionately adjusted to reflect such split, reclassification, recapitalization, combination, stock dividend or other distribution or change.

(d)           Immediately prior to the Effective Date, IBKC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of TSH Common Stock, for exchange in accordance with this Section 2.2, certificates representing the shares of IBKC Common Stock and the estimated amount of cash to be paid in lieu of fractional shares of IBKC Common Stock. After the Effective Date, each holder of TSH Common Stock, upon surrender of such holder’s Certificates in accordance herewith, will be entitled to receive the shares of

IBKC Common Stock and cash for fractional shares into which such holder’s shares have been converted, less any applicable tax withholding. Until then, each Certificate for TSH Common Stock will represent the number of whole shares of IBKC Common Stock and cash into which the shares of TSH Common Stock represented thereby were converted, except that IBKC may refuse to pay any dividend or other distribution payable to holders of any unsurrendered Certificate for TSH Common Stock (without any interest thereon) until surrender.  Whether or not a Certificate for TSH Common Stock is surrendered, after the Effective Date it will represent only the right to receive the Merger Consideration for each share represented by such Certificate.

(e)           As soon as practicable after the Effective Date, but in no event later than five (5) Business Days following the Effective Date, IBKC or the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates, or affidavits of loss in lieu thereof in form and substance reasonably satisfactory to the Exchange Agent, to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of TSH Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Section 2.2.  Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive, within three (3) Business Days thereafter, in exchange therefore, as applicable, (i) a certificate representing that number of shares of IBKC Common Stock to which such former holder of TSH Common Stock shall have become entitled pursuant to this Agreement  and (ii) a check representing that amount of cash for fractional shares to which such former holder of TSH Common Stock shall have become entitled pursuant to this Agreement.

(f)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as IBKC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(g)           If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

2.3  TSH Stock Options and Restricted Stock.

(a)   Schedule 2.3(a) sets forth all outstanding options to purchase shares of TSH Common Stock as of the date of this Agreement, whether or not then vested or exercisable (the “TSH Options”), including the names of the holders thereof, the vesting and expiration dates thereof, and the exercise prices thereof.  TSH shall take all actions necessary prior to the Effective Date, to cause each TSH Option, by reason of the Merger, to be cancelled and converted into the right to receive in cash an amount (subject to required tax withholdings) equal to the difference between (i) the average of the twenty-four (24) hour daily weighted average trading prices of the IBKC Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the two (2) trading days ending one (1) Business Day prior to the Effective Date, multiplied by the number of shares of TSH Common Stock subject to such TSH Option, multiplied by the Exchange Ratio and (ii) the exercise price per share of the TSH Option multiplied by the number of shares of TSH Common Stock subject to such TSH Option (the “Option Payment”).

(b)    In connection with such cancellation and conversion, prior to the receipt of the Option Payment, each holder of a TSH Option shall execute a cancellation agreement, substantially in the form of Schedule 2.3(b).

(c)   Schedule 2.3(c) sets forth all outstanding restricted shares of TSH Common Stock as of the date of this Agreement, whether or not then vested or exercisable (the “TSH Restricted Stock”), including the names of the holders thereof, and the vesting dates thereof. Subject to the terms and conditions herein, as of the Effective Date, the restrictions on each share of TSH Restricted Stock under the TSH stock benefit plans shall, and without any action on the part of the holder thereof, TSH or TFB, lapse, and each  share of TSH Restricted Stock shall be fully vested in each holder thereof at such time, and each such share of TSH Restricted Stock will be treated at the Closing the same as, and have the same rights and be subject to the same conditions, as each share of TSH Common Stock not subject to any restrictions.  Prior to the Effective Date, TSH shall take all action necessary under the stock benefit plans, the award agreements thereunder and otherwise to effectuate this Section 2.3(c).

SECTION III.

CLOSING AND EFFECTIVE DATE

3.1  Time and Place of Closing.  (a) The Closing will take place on a mutually agreed upon Business Day within forty-five (45) days subsequent to the last of (i) the date of receipt of all required federal or state regulatory agency approvals of the Merger and the expiration of all required waiting periods, and (ii) the date on which the shareholders of TSH approve this Agreement at the Shareholders Meeting to be held pursuant to Section 7.1(b) of this Agreement; or such other date as the parties hereto may mutually agree. If all conditions in Section VIII hereof are satisfied, or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the others such proof of satisfaction of the conditions in Section VIII as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Section VIII shall be delivered, (iii) the directors and appropriate officers of the parties shall execute, deliver and acknowledge this Agreement, and (iv) the parties shall take such further action including (without limitation) filing the Certificate of Merger as is required to consummate the transactions contemplated by this Agreement.

(b)           If on any date established for the Closing all conditions in Section VIII hereof have not been satisfied or waived by each party entitled to grant such waiver, then either party, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) days, as the declaring party shall select, but no such delay shall extend beyond the last date set forth in subparagraph (c) of Section 9.1(c), and no such delay shall interfere with the right of either party to declare a termination pursuant to Section IX. The Closing shall take place telephonically or at the office of IBKC set forth in Section 10.7.

3.2  Effective Date.  The Certificate of Merger will be filed with the Secretary of State of Louisiana before or concurrently with the Closing, and the Merger will be effective on the date and time (the “Effective Date”) specified in the Certificate of Merger.

SECTION IV.

MANAGEMENT AND RELATED MATTERS FOLLOWING MERGER

4.1  Board of Directors and Officers of IBKC. At the Effective Date, the board of directors and officers of IBKC shall consist of those persons serving as directors and officers of IBKC immediately prior to the Effective Date.

4.2  Board of Directors and Officers of IBERIABANK. At the Effective Date, the directors and officers of IBERIABANK shall consist of those persons serving as directors and officers of IBERIABANK prior to the Effective Date.

4.3  Employees and Benefits.

(a)           The employees of TSH and its Subsidiaries who remain employed after the Effective Date (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by IBERIABANK after the Closing for their service with TSH or its Subsidiaries (or any predecessor thereto) prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements in accordance with IBKC’s plan, seniority, or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, that all accrued but unused vacation time and paid time off as of the Effective Date shall be paid out by TSH at the employee’s then-current rate of salary as set forth on Schedule 4.3(a).

(b)            Any employee of TSH or its Subsidiaries who becomes an IBKC employee after the Effective Date but later does not remain employed by IBKC or its Subsidiaries after the Effective Date and who does not otherwise receive a severance payment from TSH in connection with the Merger shall receive a severance payment from IBKC as an employee of IBKC for the entire time he or she were an employee of TSH in accordance with the IBERIABANK Severance Pay Plan.   Such employee who is eligible for severance after the Effective Date and  terminates employment within one year following the Effective Date shall receive a severance payment from IBKC equal to the greater of the payment to which the employee would be entitled under TSH’s severance policies as in effect as of the date hereof and the severance policies and procedures of IBKC.   No former employee of TSH shall receive a change of control or severance payment from IBKC if he or she received a change of control payment from TSH, unless provided otherwise pursuant to an agreement entered into between IBKC and such employee, and TSH shall, prior to the Effective Date, use reasonable best efforts to take all steps, and obtain such consents, as may be necessary to effectuate this Section 4.3(b).

(c)            In the event of any termination of any TSH or TFB Subsidiary health plan (a “TSH health plan”), IBKC and IBERIABANK shall make available to Continuing Employees and their dependents, employer-provided health care coverage under health plans provided by IBKC and IBERIABANK. Unless a Continuing Employee affirmatively terminates coverage under a TSH health plan prior to the time that such Continuing Employee becomes eligible to participate in the IBKC health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the TSH health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of IBKC and IBERIABANK. In the event IBKC terminates any TSH health plan or consolidates any TSH health plan with any IBKC health plan, individuals covered by the TSH health plan shall be entitled to immediate coverage under the IBKC health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights.

4.4  Indemnification and Insurance.

(a)           IBKC and IBERIABANK agree that all rights to indemnification and all limitations of liability existing in favor of any director or officer of TSH and TFB (the “Indemnified Parties”) as provided in TSH’s certificate of incorporation or bylaws or in the similar governing documents of TFB as in effect as of the date hereof

(including without limitation the right to the advancement of expenses) with respect to matters occurring on or prior to the Effective Date shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim, suit, proceeding, investigation, or other action (“Claim”) asserted or made within such period shall continue until the final disposition of such Claim; provided further, however, that nothing contained in this Section 4.4(a) shall be deemed to preclude the liquidation, consolidation or merger of TSH or TFB, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against IBKC. Nothing contained in this Section 4.4(a) shall be deemed to preclude any rights to indemnification or limitations on liability provided in TSH’s articles of incorporation or the similar governing documents of TFB with respect to matters occurring subsequent to the Effective Date to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary prior to the Effective Date.

(b)           Any Indemnified Party wishing to claim indemnification under Section 4.4, upon learning of any claim, shall notify IBKC thereof in writing as promptly as is practicable; provided, however, that failure to so notify IBKC shall not relieve IBKC and IBERIABANK from any liability that would otherwise arise under this Section 4.4 except to the extent such failure prejudices IBKC or IBERIABANK.  IBKC and IBERIABANK shall have the right to assume the defense thereof and shall not be liable for any expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if IBKC and IBERIABANK do not assume or continue to pursue such defense, or counsel for the Indemnified Party advises in writing that issues raise conflicts of interest between IBKC and IBERIABANK and the Indemnified Party, then the Indemnified Party may retain counsel satisfactory to such Indemnified Party (and reasonably satisfactory to IBKC) at IBKC’s and IBERIABANK’s expense; provided, however, that (i) IBKC and IBERIABANK shall not be obligated to pay for more than one counsel for all Indemnified Parties in any jurisdiction except as may be required due to conflicts of interest; (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such claim; and (iii) IBKC and IBERIABANK shall not be liable for any settlement effected without the prior written consent of IBKC, which consent may not be unreasonably withheld.

(c)           TSH and TFB will, for total premiums not to exceed 150% of the current annual premium in effect  for TSH and TFB management liability (the “Maximum Amount”), purchase a continuation of their current management liability insurance for a coverage period of up to six (6) years after the Merger.

(d)           If IBKC or IBERIABANK or any of their successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other Person or entity and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation, merger or transaction or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or entity, then, and in each such case, proper provisions will be made so that such surviving corporation or transferee and its successors and assigns assume the obligations of IBKC and IBERIABANK set forth in this Agreement. The obligations of IBKC and IBERIABANK under this Section 4.4 are intended to be for the benefit of, and enforceable against IBKC and IBERIABANK directly by, the Indemnified Parties and their heirs and representatives and shall be binding on all respective successors and assigns of IBKC and IBERIABANK.  IBKC shall pay all reasonable costs, including attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.4 to the fullest extent permitted under applicable law.  The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law. The provisions of this Section 4.4 shall survive the Effective Date.

SECTION V.

REPRESENTATIONS AND WARRANTIES OF IBKC AND TSH

IBKC and TSH hereby represent and warrant to the other Warrantor, to the extent pertaining to itself, its Subsidiaries, and/or its business or affairs, subject to the standard set forth in Section 5.10 and except as set forth in their respective Schedules hereto (and for purposes of such Schedules, any information disclosed on one Schedule is deemed to be fully disclosed with respect to all Schedules to which it may relate provided that it is reasonably clear on the face of such Schedule that it relates to such other Schedules), that:

5.1 Organization, Standing, and Authority. Warrantor is a corporation duly organized, validly existing, and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.  Warrantor has corporate power and authority to carry on its business as now conducted in all material respects, to own, lease and operate its assets, properties and business, and to execute and deliver, and to perform its obligations under, this Agreement.  IBKC is duly registered with the Federal Reserve as a bank holding company under the BHC Act.  TSH is duly registered with the Federal Reserve as a bank holding company under the BHC Act. Warrantor has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted in all material respects.  Each of IBERIABANK and TFB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2  Capital Stock.

(a)           The authorized, issued and outstanding capital stock of Warrantor as of the date of this Agreement, the number of shares of Warrantor Common Stock reserved for issuance under the Warrantor Benefit Plans as of such date and the number of shares of Warrantor Common Stock that are subject to outstanding stock options under such Warrantor Benefit Plans as of such date, are set forth in Schedule 5.2(a) that pertains to Warrantor.  All of the issued and outstanding shares of capital stock of Warrantor are duly and validly authorized and issued and are fully paid and non-assessable.  None of the outstanding shares of the capital stock of Warrantor has been issued in violation of any preemptive rights of the current or past shareholders of Warrantor.  All of the IBKC Common Stock to be issued in exchange for TSH Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly authorized and fully paid and non-assessable.

(b)           Except as set forth in Section 5.2(a), Schedule 5.2(a) and Schedule 5.2(b), there are, as of the date of this Agreement and will be, at the Effective Date, no shares of capital stock or other equity securities of Warrantor outstanding or underlying unvested restricted stock awards and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Warrantor or contracts, commitments, understandings or arrangements by which Warrantor is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

5.3  Authority.

(a)           The execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Warrantor, subject in the case of TSH, with respect to this Agreement, to the approval of the shareholders of TSH at the Shareholders Meeting.  Assuming due authorization, execution and delivery on the part of the other Warrantor, this Agreement represents valid and legally binding obligations of Warrantor, enforceable against Warrantor, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b)           Neither the execution and delivery of this Agreement by Warrantor, nor the consummation by Warrantor of the transactions contemplated herein, nor compliance by Warrantor with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of IBKC, IBERIABANK, TSH, or TFB or (ii) except as set forth on Schedule 5.3(b), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or assets of Warrantor, pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, except such as individually or in the aggregate will not have a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals, authorizations, filings, registrations and notifications referred to in Section 8.5 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Warrantor, or any of its properties or assets.

(c)           Other than in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Laws and the rules and regulations thereunder, and other than consents, authorizations, approvals or exemptions required from Regulatory Authorities, no notice to, filing with, authorization of, exemption by or consent or approval of any public body or authority is necessary for the consummation by Warrantor of the Merger and the other transactions contemplated by this Agreement.

(d)           The Board of Directors of each of the parties hereto (at a meeting duly called and held prior to the execution of this Agreement) has by requisite vote (i) determined that the Merger is in the best interests of such party and its shareholders, (ii) authorized and approved this Agreement and the transactions contemplated hereby and thereby, including the Merger, and (iii) in the case of TSH, directed that the Merger be submitted for consideration to TSH’s shareholders at the Shareholders Meeting.

(e)           The Boards of Directors of IBERIABANK and TFB have approved the Bank Plan of Merger and the transactions contemplated thereby and have authorized the execution and delivery of the Bank Plan of Merger.

5.4  Absence of Undisclosed Liabilities.  Except as set forth in its respective Schedule 5.4, Warrantor does not have any obligation or liability (contingent or otherwise) that is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, or that when combined with all similar obligations or liabilities would, either individually or in the aggregate, be material to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, except (i) as reflected in the Warrantor Financial Statements delivered prior to the date of this Agreement, (ii) as reflected by this Agreement, or (iii) for commitments and obligations made, or liabilities incurred, since September 30, 2013, in the ordinary course of its business consistent with past practices.

5.5  Compliance with Laws. Except as set forth in its respective Schedule 5.5, Warrantor:

(a)           Is, to its Knowledge, in compliance in all material respects with all laws, regulations, reporting and licensing requirements and orders necessary for it to own or lease its properties or to conduct its business as such business is currently conducted;

(b)           Has not received any notification or communication from any Regulatory Authority (i) threatening to revoke any license, franchise, permit or governmental authorization which is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s  knowledge, business prospects of the Warrantor on a consolidated basis or the ability of the Warrantor to consummate the transactions contemplated under this Agreement, under the terms hereof, or (ii) requiring Warrantor (or any of its officers, directors or controlling Persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(c)           Has complied in all material respects with the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory”.

5.6  Employee Benefit Plans.

(a)           (i) Warrantor has delivered or made available to the other Warrantor, prior to the execution of this Agreement, copies of each pension, retirement, profit sharing, supplemental or excess retirement, stock option, stock purchase, savings, employee stock ownership, restricted stock, phantom stock, stock ownership, life insurance, disability, vacation pay, severance pay (including, without limitation change of control or golden parachute arrangements), incentive, deferred compensation, bonus or benefit arrangement, health or hospitalization program, fringe benefit or perquisite arrangement or other similar plan as in effect on the date of this Agreement, including, without limitation, any “employee benefit plan”, as that term is defined in Section 3(3) of ERISA, in respect of any of the present or former directors, officers, other employees or independent contractors of, or dependents, spouses or other beneficiaries of any of such directors, officers, other employees or independent contractors of, any of the Warrantor Companies (collectively, the “Warrantor Benefit Plans”), and (ii) TSH and TFB have delivered or made available to IBKC, prior to the execution of this Agreement, copies of each employment or consulting agreement as in effect on the date of this Agreement which provides any benefit or perquisites to or in respect of any of the present or former directors or officers of, or dependents, spouses or other beneficiaries of any of such directors or officers of, TSH and TFB, which employment and consulting agreements are, with respect to TSH and TFB, included in the term “Warrantor Benefit Plans” as defined above. Any of the Warrantor Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Warrantor ERISA Plan”. No Warrantor has participated in or been a member of, and no Warrantor Benefit Plan is or has been, a multi-employer plan within the meaning of Section 3(37) of ERISA. Except as set forth on Schedule 5.6(a), the Warrantor Benefit Plans of TSH are terminable on their terms without penalty or payment except for accrued and vested benefits thereunder.

(b)           All Warrantor Benefit Plans comply in all material respects with the applicable provisions of ERISA and the Code, and any other applicable laws, rules and regulations the breach or violation of which could result in a liability, either individually or in the aggregate, material to the financial condition, results of operations or prospects of the Warrantor on a consolidated basis. With respect to the Warrantor Benefit Plans, no event has occurred and, to the knowledge of Warrantor’s management, there exists no condition or set of circumstances, in connection with which the Warrantor could be subject to any liability (except liability for severance payments, benefit claims, Pension Benefit Guaranty Corporation premiums, and funding obligations payable in the ordinary course).  No notice of a “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Warrantor ERISA Plan which is subject to Title IV of ERISA within the 12-month period ending on the date of this Agreement.  No Warrantor has provided, or is required to provide, security to any Warrantor ERISA Plan which is subject to Title IV of ERISA pursuant to Section 401(a)(20) of the Code.

(c)           Except as set forth on its respective Schedule 5.6(c), no Warrantor ERISA Plan which is subject to Title IV of ERISA has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of each such plan exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated as of the date of this Agreement in accordance with all applicable legal requirements.

5.7  Material Contracts.

(a) Except as set forth on its respective Schedule 5.7(a), none of the Warrantor Companies, nor any of their respective assets, businesses or operations, as of the date of this Agreement, is a party to, or is bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that in each case would be required to be filed as an exhibit to a Form 10-K filed by Warrantor as of the date of this Agreement and that was not so filed (each such contract, agreement or amendment, a “Warrantor Material Contract”).

(b)           Except as set forth on its respective Schedule 5.7(b), no Warrantor Company is in default under any Warrantor Material Contract, and there has not occurred any event with respect to Warrantor that, with the lapse of time or the giving of notice or both, would constitute such a default.

5.8  Reports.  Since December 31, 2012 each of IBKC and IBERIABANK,  and TSH and TFB, have filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve, (iii) the Federal Deposit Insurance Corporation, (iv) the OFI, and (v) any other applicable state banking insurance, securities or other regulatory authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made not misleading.

5.9 Statements True and Correct. None of the information supplied or to be supplied by Warrantor for inclusion in (i) the Registration Statement, (ii) the Proxy Statement, and (iii) any other documents to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when first mailed to the shareholders of TSH, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading. All documents that Warrantor is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby or by this Agreement will comply in all material respects with the provisions of applicable law including applicable provisions of the Securities Laws.

5.10  Materiality.  No representation or warranty by a Warrantor contained in this Section V shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section V, as applicable, there is or is reasonably likely to be a Material Adverse Effect, except that the representations and warranties in Sections 5.1, 5.2, 5.3 and 5.4 shall be true and correct in all respects.  TSH’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with this Agreement or a written consent or request of IBERIABANK or IBKC.

5.11  Financial Statements; Accounting.  Prior to the execution of this Agreement, each Warrantor has delivered to the other Warrantor its Warrantor Financial Statements through the period ended September 30, 2013, and each Warrantor will promptly deliver when available copies of such Warrantor Financial Statements in respect of periods ending after September 30, 2013. Each of the Warrantor Financial Statements (as of the dates thereof and for the periods covered thereby): (i) is (and, in the case of Warrantor Financial Statements in respect of periods ending after September 30, 2013, will be) in accordance with the books and records of the Warrantor, and have been and will continue to be maintained in accordance with GAAP (except as permitted by Regulation S-X of the SEC), in all material respects, and (ii) except as permitted by Regulation S-X of the SEC, presents (and, in the case of Warrantor Financial Statements in respect of periods ending after September 30, 2013, will present) fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Warrantor as of the dates and for the periods indicated, in all material respects in accordance with GAAP applicable to financial institution holding companies applied on a basis consistent with prior periods, except as otherwise described (subject in the case of interim financial statements to normal year-end adjustments and the absence of footnotes).

5.12  Subsidiaries. The respective Schedule 5.12  lists all of the Subsidiaries of Warrantor as of the date of this Agreement.  Except as provided in Louisiana Revised Statutes 6:262, all of the shares of capital stock of TFB held by TSH are fully paid and non-assessable and are owned by TSH free and clear of any claim, lien or encumbrance. Except as provided in Louisiana Revised Statutes 6:262, all of the shares of capital stock of IBERIABANK held by IBKC are fully paid and non-assessable and are owned by IBKC free and clear of any claim, lien or encumbrance.  Each Subsidiary of Warrantor is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.  TFB has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted in all material respects. IBERIABANK has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted in all material respects.

5.13  Tax Matters.

(a)           Warrantor and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Warrantor nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of Warrantor and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Warrantor and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Warrantor nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Warrantor and its Subsidiaries for all years to and including 2009 are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.   Except as set forth on Schedule 5.13(a), neither Warrantor nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Warrantor and its Subsidiaries or the assets of Warrantor and its Subsidiaries. Warrantor has made available to the other Warrantor true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. Neither Warrantor nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Warrantor and its Subsidiaries). Neither Warrantor nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Warrantor) or (ii) has any liability for the Taxes of any person (other than Warrantor or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Warrantor nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Warrantor nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has Warrantor been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)           As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)           As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a governmental entity.

5.14  Loans, Reserves and Investments.

(a)           All Warrantor Credits were (i) made for adequate consideration in the ordinary course of business, (ii) evidenced by instruments that were true and genuine, and (iii) if secured, secured by valid perfected security interests. An accurate trial balance of all such TSH Credits as of November 30, 2013 is set forth on Schedule 5.14(a).

(b)           The aggregate allowances for losses on Warrantor Credits and other real estate and foreclosed assets owned reflected on the latest Warrantor Financial Statement delivered on or prior to the date of this

Agreement were, as of the date of such Warrantor Financial Statements and will be, at the Closing, adequate, as of the respective dates of the Financial Statements, in accordance with regulatory guidelines and GAAP in all material respects.

(c)           A complete and accurate listing of the TSH investments of TSH as of November 30, 2013 is set forth on Schedule 5.14(c).

5.15 Properties and Insurance.  Except as set forth on Schedule 5.15 or as reserved against in the TSH Financial Statements, TSH and TFB have good and, as to real property, marketable title, free and clear of all material liens, encumbrances, charges or defaults of any character, to all of the material properties and assets, tangible or intangible, reflected in the TSH Financial Statements as being owned by TSH as of the dates thereof.  To the knowledge of TSH’s management, (i) all buildings and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis and are held under leases or subleases by the TSH are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought); and (ii) the policies of fire, theft, liability, fidelity and other insurance maintained with respect to the assets or businesses of TSH provide adequate coverage against loss.

5.16  Legal Proceedings. Except as set forth on its respective Schedule 5.16, there are no actions, suits or proceedings instituted or pending against Warrantor or, to the Knowledge of Warrantor, threatened against Warrantor or its Subsidiaries, or affecting any property, asset, interest or right of any of them.

5.17  Absence of Certain Changes or Events.  Since September 30, 2013, Warrantor and its Subsidiaries, taken as a whole on a consolidated basis, have not suffered any change in any respect that has had or is reasonably likely to have a Material Adverse Effect.

5.18  Environmental Matters.  (a) Except as set forth in its respective Schedule 5.18(a), to the Knowledge of Warrantor, Warrantor and its Subsidiaries is in compliance, and has complied, with any federal, state or local law, regulation, order, decree, permit, authorization or agency requirement, each as may be applicable to it, relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”).

(b)    Except as set forth in its respective Schedule 5.18(b), there are no legal, administrative, arbitral or other proceedings or actions pending, or, to the knowledge of Warrantor, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Warrantor or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Warrantor or any of its Subsidiaries. To the Knowledge of Warrantor or its Subsidiaries, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Warrantor and its Subsidiaries.  Except with respect to any agreement entered into in the ordinary course of Warrantor’s or a Subsidiary’s business (including, but not limited to, agreements creating security interests in real property in favor of Warrantor or a Subsidiary),  Warrantor and its Subsidiaries are not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing.

5.19  Knowledge as to Conditions. On the date of this Agreement, Warrantor knows of no reason with respect to it why the regulatory approvals, authorizations, filings, registrations and notices contemplated by Section 8.5 should not be obtained without the imposition of any material and adverse condition or restriction.

5.20  Labor Matters. Neither Warrantor nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Warrantor or any of its Subsidiaries the subject of any proceeding asserting that Warrantor or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization as to wages and conditions of employment; nor is there any strike or other labor dispute involving Warrantor or any of its Subsidiaries pending or threatened.

5.21  Fairness Opinion.  TSH shall have received from Sheshunoff & Co. Investment Banking, L.P., TSH’s financial advisor, an opinion dated the date of this Agreement, to the effect that the Merger Consideration is fair to TSH’s shareholders from a financial point of view.  TSH shall provide IBKC with a copy of such written opinion promptly after its receipt of such opinion.

SECTION VI.

COVENANTS AND AGREEMENTS

Each of the parties to this Agreement hereby covenants and agrees with the other parties as follows:

6.1  Conduct of Business--Negative Covenants. From the date of this Agreement until the earlier of the Effective Date or until the termination of this Agreement, except as otherwise permitted by this Agreement or as set forth on Schedule 6.1, TSH will not do, or agree or commit to do, and will cause each of its Subsidiaries not to do or agree to commit to do, any of the following without the prior written consent of a duly authorized officer of IBKC, which consent will not be unreasonably withheld:

(a)           Amend its articles of incorporation, by-laws, or other governing instruments, or

(b)           Impose, or suffer the imposition, on any share of capital stock held by it or by one of its Subsidiaries, of any material lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist, or

(c)           Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or any securities convertible into any shares of its capital stock, or

(d)           Except as expressly contemplated by this Agreement, acquire direct or indirect control over any corporation, association, firm or organization, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) good faith foreclosures in the ordinary course of business, (iii) acquisitions of control by a banking Subsidiary in a bona fide fiduciary capacity, (iv) investments made by small business investment corporations or by Subsidiaries that invest in unaffiliated companies in the ordinary course of business, or (v) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement, or

(e)           Except as set forth on Schedule 6.1(e) or upon the exercise of stock options, issue, sell, pledge, encumber, authorize the issuance of, or otherwise dispose of:  (i) any shares of its capital stock, including any agreement to issue, sell, pledge, encumber, or authorize the issuance of its capital stock; (ii) any substantial part of its assets or earning power; or (iii) any asset other than in the ordinary course of business for reasonable and adequate consideration, or

(f)           Adjust, split, combine, or reclassify any capital stock of TSH or issue or authorize the issuance of any other securities in respect of or in substitution for TSH Common Stock, or

(g)           Except as set forth on Schedule 6.1(g), incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices (and such ordinary course of business shall include, but shall not be limited to, Federal Home Loan Bank advances, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements), or

(h)           Grant any increase in compensation or benefits to its officers or other employees, or continue replacement hiring with other than temporary employees; notwithstanding the foregoing, TSH and TFB may continue replacement hiring of temporary employees; pay any bonus not in accordance with Schedule 6.1(h) or as set forth below, enter into any severance agreements with any of its directors or officers; grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law or, in the opinion of counsel, is necessary or advisable to maintain the tax qualification of any plan under which the retirement benefits are provided) that would increase the retirement benefit liabilities of TSH;  except that TFB may accrue up to $1,000,000 in the aggregate as retention bonus payments to the key employees listed on Schedule 6.1(h) (the “Closing Date Retention Bonuses”).  Schedule 6.1(h) shall be provided to IBKC within five (5) Business Days of the date of this Agreement.  The allocation of the Closing Date Retention Bonuses to such key employees listed on Schedule 6.1(h) shall be within TFB’s discretion prior to the Closing, shall not exceed $70,000 to any one employee, and shall be distributed in accordance with TFB’s standard payroll processing to such TFB employees who continue to be TFB employees as of the Effective Date, or

(i)           Except as contemplated by this Agreement, or any of the agreements, documents or instruments contemplated hereby, or as set forth on Schedule 6.1(i), amend any existing employment, severance or similar contract between it or any of its Subsidiaries (unless such amendment is required by law), or enter into any new such contract with, any person, or

(j)           Except as contemplated by this Agreement or any of the agreements, documents or instruments contemplated hereby, or set forth in Schedule 6.1(j), adopt any new employee benefit plan or make any material change in or to any existing employee benefit plan, other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or

(k)           Place or suffer to exist on any of its assets or properties any mortgage, pledge, lien, charge or other encumbrance, other than in the ordinary course of business consistent with past practices, or as disclosed in Schedule 6.1(k), cancel any material indebtedness to it or any material claims which it may have had, or waive any right of substantial value or discharge or satisfy any material noncurrent liability, or

(l)           Charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any material Credit, or make or enter into any commitments to make any Credit which varies materially from its written credit policies, copies of which have been made available to IBKC, or

(m)           Fail to maintain its allowance for loan losses at the level required by GAAP or any Regulatory Authority,

(n)           Other than in the normal course of providing credit to customers as part of its banking business, accepting deposits and making investments, enter into any contract or series of related contracts involving a payment of more than $100,000, or

(o)           Commit to do any of the foregoing.

6.2  Conduct of Business--Affirmative Covenants.   During the period from the date of this Agreement to the Effective Date or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Schedule 6.2), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld), Warrantor shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the ordinary course of business in all material respects; provided, that IBKC or any of its Subsidiaries shall not be precluded from making any acquisition or investment in any other Person, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (iii) take no other action that would reasonably be expected to adversely affect or materially delay the ability of either IBKC or TSH to obtain any necessary approvals of any Regulatory Authorities required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

6.3  Adverse Changes in Condition.  Each Warrantor shall give written notice promptly to the other Warrantor concerning (i) any event which has had, or is reasonably likely to have, a Material Adverse Effect on such

Warrantor, or (ii) the occurrence or impending occurrence of any event or circumstance known to such Warrantor which would have needed to be reported in a Schedule hereunder if it had occurred or been pending on or prior to the date of this Agreement, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such Warrantor contained herein or that would reasonably be expected to materially and adversely affect the timely consummation of the transactions contemplated hereby.  Each Warrantor shall use its reasonable best efforts to prevent or to promptly remedy the same.

6.4  Investigation and Confidentiality.

(a)    Prior to the Effective Date, TSH will keep IBKC promptly advised of all developments which may reasonably result in a Material Adverse Effect relevant to its business and to the consummation of the Merger, and IBKC may make or cause to be made such investigation, if any, of the business, properties, operations and financial and legal condition of TSH and its Subsidiaries as IBKC reasonably deems necessary or advisable to familiarize itself and its advisors with such Material Adverse Effect; provided, however, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations.

(b)    Each Warrantor agrees to furnish the other Warrantor and the other Warrantor’s respective advisors with such financial and operating data and other information with respect to its business, properties and employees as the other Warrantor shall from time to time reasonably request. No investigation by one Warrantor shall affect the representations and warranties of the other Warrantor and, subject to Section 9.3 of this Agreement, each such representation and warranty shall survive any such investigation.  Each Warrantor agrees to furnish the other Warrantor with all information necessary to expedite pre-conversion planning and implementation, including, but not limited to, all things necessary, proper or advisable under applicable laws and regulations to plan, make effective and consummate systems and branch conversions. Notwithstanding the foregoing, neither party hereto shall be required to provide access to or to disclose information where such access or disclosure would violate its attorney-client privilege or violate or prejudice the rights of any customer or contravene any law, rule, regulation, order or judgment, nor to disclose board minutes of any confidential discussion of this Agreement and the transactions contemplated hereby, or any Acquisition Proposal.  Each Warrantor shall maintain the confidentiality of all confidential information furnished to it by the other Warrantor in accordance with the terms of the confidentiality agreement dated October 4, 2013 between the Warrantors (the “Confidentiality Agreement”).

6.5  Reports.  From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, each Warrantor shall, IBKC shall cause IBERIABANK to, and TSH shall cause TFB to, file all reports required to be filed by such Warrantor, TFB and IBERIABANK with any Regulatory Authority, and shall deliver to the other Warrantor copies of all such reports promptly after the same are filed.

6.6  Dividends.  From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, TSH shall not declare or pay any dividend or other distribution to its shareholders; provided, however, that TSH may (to the extent legally able to do so), but shall not be obligated to, declare and pay consistent with past practices and prior to the Effective Date, a quarterly cash dividend (in an amount per share not to exceed the amount disclosed in Schedule 6.6).  With respect to the fiscal quarter of the Effective Date, TSH shall not pay any dividend or other distribution if IBKC shall declare and pay a dividend or other distribution in such fiscal quarter that would be payable to former TSH shareholders after the Effective Date.

6.7  Capital Stock.  Except as otherwise contemplated by this Agreement (including Section 6.1(e) hereof), or as set forth on Schedule 6.7, without the prior written consent of IBKC, from the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, TSH shall not, and shall not enter into any agreement to, issue, sell, or otherwise permit to become outstanding any additional shares of TSH Common Stock or any other capital stock of TSH and any Subsidiary of TSH, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock except for the issuance of TSH Common Stock upon the exercise of stock options.

6.8  Certain Actions.

(a)           Subject to Section 6.8(d) of this Agreement, TSH agrees that, from the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b)           TSH agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore (other than IBKC) with respect to any Acquisition Proposal informing them that the Board of Directors no longer seeks the making of any Acquisition Proposals.

(c)           TSH agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.8.

(d)           Notwithstanding the provisions of Section 6.8(a) of this Agreement, if any Person after the date of this Agreement submits to TSH’s board of directors an unsolicited, bona fide, written Acquisition Proposal, and TSH’s board of directors reasonably determines in good faith, after receipt of advice from outside legal counsel, that the failure to engage in discussions with such Person concerning such Acquisition Proposal may cause TSH’s board of directors to breach its fiduciary duties to TSH and its shareholders, and after consultation with its financial advisor, then, in such case, (i) TSH may (A) furnish information about its business to such Person under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Person, provided that TSH must contemporaneously furnish to IBKC all such non-public information furnished to such Person, and (B) negotiate and participate in discussions and negotiations with such Person; and (ii) if TSH’s board of directors determines that such an Acquisition Proposal is a Superior Proposal (defined below), TSH’s board of directors may (subject to the provisions of this Section 6.8) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, (i) at any time after two (2) Business Days following IBKC’s receipt of written notice (a “Notice of Superior Proposal”) advising IBKC that TSH’s board of directors has received a Superior Proposal, comprehensively specifying the material terms and conditions of such Superior Proposal, and (ii) subject to IBKC’s Right of First Refusal (defined below).  In the event IBKC elects not to exercise the Right of First Refusal, TSH shall provide IBKC with a final written notice of acceptance before or simultaneous with accepting any Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which TSH’s board of directors determines, after consultation with its financial advisor, are materially more favorable to TSH’s shareholders (in their capacities as shareholders) from a financial point of view than the Merger after giving effect to the provisions of Section 9.2 (or other revised proposal submitted by IBKC).  For the purposes of this Section 6.8(d), an Acquisition Proposal shall be “bona fide” if the board of directors of TSH reasonably determines that the Person submitting such Acquisition Proposal is capable, from a financial, regulatory and other appropriate perspectives, of consummating such Acquisition Proposal on the terms proposed.

(e)           IBKC shall have the right (“Right of First Refusal”) for two (2) Business Days after receipt of Notice of Superior Proposal to make such adjustments in the terms and conditions of this Agreement as would enable TSH to proceed with the Merger on the basis of such adjusted terms.  If IBKC fails to exercise such Right of First Refusal within the time herein specified, TSH shall be at liberty to accept the Superior Proposal, subject to the obligations of TSH pursuant to Section 9.2 hereof.

6.9  Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement and its fiduciary duties under applicable law, each Warrantor agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement and the Bank Plan of Merger, including, without limitation, using its best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby. Each Warrantor shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement. This Section 6.9 shall not require either Warrantor to waive any condition to such Warrantor’s obligation to consummate the Merger.

6.10  Operating Functions.  TSH and TFB shall cooperate with IBKC and IBERIABANK in connection with planning for the efficient and orderly combination of the parties and the operation of TFB after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date.

6.11  Preservation of Business.  TSH shall use its reasonable best efforts to preserve the possession and control of all of TSH’s and TFB’s assets (other than those consumed or disposed of for value in the ordinary course), and the goodwill of customers and others having business relations with them, and will do nothing knowingly to impair their ability keep and preserve their businesses as they exist on the date hereof.  From the date hereof until the Effective Date, TFB (i) shall notify IBERIABANK prior to establishing the rates to be paid by TFB on its deposit accounts, (ii) shall review with IBERIABANK biweekly conduct of TSH’s loan approval process, and (iii) shall notify IBERIABANK promptly of any change to the TSH Credits identified in Schedule 5.14(a) hereto.

6.12  Issuance of IBKC Common Stock. IBKC shall, prior to the Closing, take such action as is required to authorize and reserve for issuance the IBKC Common Stock to the shareholders of TSH pursuant to the Merger, and to permit such IBKC Common Stock to be approved for listing and quotation on the NASDAQ Global Select Market.

6.13 Support Agreements.  TSH has delivered, or will deliver, to IBKC Support Agreements executed by TSH’s directors and executive officers, substantially in the form of Exhibit II, pursuant to which certain TSH directors will be invited to join IBERIABANK’s local advisory board.

6.14 Bank Merger.  Warrantor will, and will cause its banking subsidiary to, take such action as shall reasonably be deemed necessary or advisable to effect the Bank Merger pursuant to the terms of the Bank Plan of Merger.

SECTION VII.

ADDITIONAL AGREEMENTS

7.1  Registration Statement; Shareholder Approval.

(a)           The Warrantors shall cooperate in the preparation of the Registration Statement. IBKC shall, as soon as practicable but in no event later than 60 days from the date hereof, file the Registration Statement with the SEC, and the Warrantors shall use their best efforts to cause the Registration Statement to become effective under the 1933 Act. IBKC shall provide TSH and its counsel with a reasonable opportunity to review and comment on the Registration Statement, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. IBKC shall take, and TSH shall cooperate with IBKC in connection with, any action required to be taken under the applicable state Blue Sky or securities laws in connection with the issuance of shares of IBKC Common Stock upon consummation of the Merger. Each Warrantor shall furnish all information concerning it and the holders of its capital stock as the other Warrantor may reasonably request in connection with such action. TSH and IBKC shall promptly notify the other party if at any time it becomes aware that the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, Warrantors shall cooperate in the preparation of a supplement or amendment to such Registration Statement that corrects such misstatement or omission, and IBKC shall file an amended  Registration Statement with the SEC, and TSH shall mail an amended Proxy Statement to TSH’s shareholders.

(b)           TSH shall call a Shareholders Meeting to be held as soon as reasonably practicable after the Registration Statement is declared effective for the purpose of considering and voting upon this Agreement and the Merger. In connection with the Shareholders Meeting, (i) TSH shall mail the Proxy Statement to its shareholders, (ii) each Warrantor shall furnish to the other Warrantor all information concerning it and its Subsidiaries that the other Warrantor may reasonably request in connection with the Proxy Statement, and (iii) the Board of Directors of TSH shall, subject to its fiduciary duties under applicable law, recommend to its shareholders the approval of this Agreement and cause TSH to use its best efforts to obtain such shareholder approval.

7.2  Filings. Promptly following, or contemporaneous with, the Closing, each of IBKC and TSH shall cause to be made all filings as are required by applicable federal and state law, including filings required by the BCL.

7.3  IBKC Tax Opinion.  IBKC shall use its reasonable best effects to obtain a written opinion from Jones Walker LLP, counsel to IBKC, dated as of the date of Closing, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.  Such counsel shall be entitled to rely upon representation letters from each of IBKC and TSH, in each case, in form and substance reasonably satisfactory to such counsel.  Each such representation letter shall be dated as of the date of such opinion.

7.4 TSH Tax Opinion.  TSH shall use its reasonable best efforts to obtain a written opinion from Spidi & Fisch PC, counsel to TSH, dated as of the date of Closing, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.  Such counsel shall be entitled to rely upon representation letters from each of IBKC and TSH, in each case, in form and substance reasonably satisfactory to such counsel.  Each such representation letter shall be dated as of the date of such opinion.

7.5  Press Releases. IBKC and TSH shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, and except as may be otherwise required by law, neither IBKC nor TSH shall issue any news release, or other public announcement or communication with respect to this Agreement without first consulting with the other party and using its best efforts to provide the other party with the proposed news release, public announcement or communication prior to its distribution.

7.6  Applications.  The Warrantors shall, and shall cause their Subsidiaries to, as soon as practicable but in any event no later than 60 days from the date hereof, prepare and file applications with the appropriate Regulatory Authorities seeking the approvals necessary to consummate the transactions contemplated by this Agreement. Each Warrantor shall have the right to review and approve in advance all characterizations of the information relating to that party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority.  In addition, each Warrantor shall furnish to the other party for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority prior to its filing.  The Warrantors shall provide copies of all such filings to each other within two (2) business days after such filings are made and shall promptly inform each other of all substantive regulatory contacts concerning the transactions contemplated by this Agreement.

7.7  Medical Claims.  In the event of any termination or consolidation of any TSH or TFB health plan prior or subsequent to Closing, TSH and TFB will use their reasonable best efforts to cause their employees to submit all bills and receipts representing claims for reimbursement of medical expenses incurred prior to the effective date of such termination or consolidation.

7.8  Employee Stock Ownership Plan.   The TFB Employee Stock Ownership Plan (“ESOP”) shall be terminated as of, or immediately prior to, the Effective Date, subject to the consummation of the Merger.  All shares held by the ESOP shall be converted into the right to receive the Merger Consideration, and the balance of the shares and any other assets remaining shall be allocated and distributed to ESOP participants (subject to the receipt of a favorable determination letter from the Internal Revenue Service, in the case of ESOP participants who do not have a distribution event under the ESOP other than the ESOP termination), as provided for in the ESOP and unless otherwise required by applicable law.  If IBERIABANK elects to pursue a favorable determination letter with respect to the ESOP’s termination, prior to the Effective Date, TFB, and following the Effective Date, IBERIABANK, shall use their respective best efforts in good faith to obtain such favorable determination letter (including, but not limited to, making such changes to the ESOP and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter).  Prior to the Effective Date, TFB, and following the Effective Date, IBERIABANK, will adopt such amendments to the TFB ESOP as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination.  Following the effective date of the ESOP’s termination, neither TFB, prior to the Effective Date, nor IBERIABANK, following the Effective Date, shall make any distribution from the ESOP until receipt of such favorable determination letter, except (i) as may be required by applicable law and (ii) in accordance with the ESOP’s terms regarding distributable events other than due to termination of the ESOP (e.g., due to minimum mandatory distributions, diversification distributions, retirements or termination of employees).  In the case of a conflict between the terms of this Section 7.8 and the terms of the ESOP, the terms of the ESOP shall control; provided, however, in the event of any such conflict, TFB, before the Effective Date, and IBERIABANK, after the Effective Date, shall use their best efforts to cause the ESOP to be amended to conform to the requirements of this Section 7.8

7.9  TFB 401(k) Plan. Prior to the Effective Date, the TSH Board of Directors shall adopt a resolution providing that the TFB 401(k) Plan (the “Plan”) shall terminate as of the Effective Date, subject to the consummation of the Merger.  Prior to the Effective Date, TFB, and following the Effective Date, IBERIABANK, shall use their respective reasonable best efforts in good faith to obtain a favorable determination letter from the Internal Revenue Service, provided IBERIABANK elects to pursue a favorable determination letter for the Plan with respect to the Plan’s termination (including, but not limited to, making such changes to the Plan and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Prior to the Effective Date, TFB, and following the Effective Date, IBERIABANK, will adopt such amendments to the Plan as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination. Following the effective date of the Plan’s termination, neither TFB, prior to the Effective Date, nor IBERIABANK, following the Effective Date, shall make any distribution from the Plan except (i) as may be required by applicable law, or (ii) in accordance with the Plan’s terms regarding distributable events in the ordinary course other than due to the termination of the Plan (e.g., due to retirements or terminations of employees), until receipt of such favorable determination letter. Any distributions may, at the recipient’s option, be rolled into a defined contribution plan of IBERIABANK (or IBKC, as the case may be), subject to IBKC’s discretion: (i) to reject any such rollover if it may reasonably jeopardize the qualified status of such IBERIABANK or IBKC plan; and (ii) to reject non-cash rollovers or rollovers of plan loans. In the case of a conflict between the terms of this Section 7.9 and the terms of the Plan, the terms of the Plan shall control; provided, however, in the event of any such conflict, TFB, before the Effective Date, and IBERIABANK, after the Effective Date, shall use their reasonable best efforts to cause the Plan to be amended to conform to the requirements of this Section 7.9 Additionally, the Plan trustees shall resign and IBKC shall appoint new trustees of the Plan as of the Effective Date.

7.10  Employment Agreements.

(a)    Each of the existing employment and change in control severance agreements with TSH and/or TFB listed on Schedule 7.10(a) shall be terminated as of or immediately prior to the Effective Date, and each employee shall receive any payments that such employee is entitled to receive under such existing employment or change in control severance agreements in accordance with the terms of such agreements with such payments made by TFB or TSH on the Effective Date.

(b)    Except as set forth on Schedule 7.10(b), no payments or benefits to officers of TSH and TFB in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

7.11 Noncompetition Agreements.  As of the date of this Agreement, Patrick O. Little and W. Ross Little, Jr. shall enter into noncompetition agreements with IBKC, to be effective on the Effective Date, and attached hereto as Exhibit III.

7.12 New Employment Agreements. As of the date of this Agreement, J.L. Chauvin, Jason P. Freyou and Darryl R. Broussard shall enter into employment agreements with IBKC, to be effective on the Effective Date, and attached hereto as Exhibit IV.

7.13 Post-Closing Retention Payments.  IBKC may pay to certain officers and other key employees of TSH post-closing retention payments upon consummation of TFB’s branch and operating systems conversion.

7.14 Section 16(b) Exemption. Prior to the Effective Date, if TSH provides IBKC the Section 16 Information reasonably in advance of the Effective Date, TSH and IBKC will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of TSH Common Stock or conversion of any derivative securities in respect of shares of TSH Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the 1934 Act.  “Section 16 Information” shall mean information accurate in all respects regarding TSH Insiders, the number of shares of TSH Common Stock held by each such TSH Insider and the number and description of the TSH Options held by each such TSH Insider. “TSH Insiders” shall mean those officers and directors of TSH who are subject to the reporting requirements of Section 16(a) of the 1934 Act.

7.15 WARN Act Notices.  TSH agrees that, upon IBKC’s written request, it shall provide a notification under the WARN Act for any TSH employee terminations or layoffs following the Effective Date.  IBKC shall indemnify, hold harmless and defend TSH from and against any and all claims, lawsuits, costs (including reasonable attorneys’ fees) and liabilities suffered by TSH as a result of any notice to TSH employees at IBKC’s request.

SECTION VIII.

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

The obligation of each Warrantor to consummate the Merger is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

8.1  Representations and Warranties. The representations and warranties of the other Warrantor set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the time of the Closing with the same effect as though all such representations and warranties had been made on and as of the time of the Closing, in each case subject to the standard set forth in Section 5.10 hereof, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date or (ii) as expressly contemplated or permitted by this Agreement.

8.2  Performance of Agreements and Covenants. Each and all of the agreements and covenants of the other Warrantor to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the time of the Closing shall have been duly performed and complied with by it in all material respects.

8.3  Certificates.  Each Warrantor shall have delivered to the other Warrantor a certificate, dated as of the date of the Closing and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 8.1 and Section 8.2 of this Agreement with respect to it have been satisfied, all in such reasonable detail as the other Warrantor shall request.

8.4  Shareholder Approval.  The shareholders of TSH shall have approved this Agreement, the Merger and the consummation of the transactions contemplated hereby, as and to the extent required by law and by the provisions of the governing instruments of TSH, and TSH shall have furnished to IBKC certified copies of resolutions duly adopted by its shareholders evidencing the same.

8.5  Consents and Approvals.  All material approvals and authorizations of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. Any approval obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall not contain any non-standard term or condition which in the reasonable judgment of the Board of Directors of IBKC so materially and adversely affects the economic or business assumptions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger; it being understood that a requirement to divest five (5) or fewer branches shall not constitute such a non-standard term or condition. To the extent that any lease, license, loan or financing agreement or other contract or agreement to which Warrantor  is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consent or waiver would not, following the Merger, have a Material Adverse Effect on such Warrantor.

8.6  Legal Proceedings. No Warrantor shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

8.7  Tax Matters. Each Warrantor shall have received the tax opinion addressed to it referred to in Sections 7.3 and 7.4 of this Agreement. Except as set forth on Schedule 7.11(b), no payments or benefits to officers of TSH and TFB in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

8.8  Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose shall be pending before or threatened by the SEC.

8.9  Simultaneous Transactions. The Warrantors shall have executed all documents and taken all such other actions as are necessary to effectuate the Merger other than filing a certificate of merger with the Louisiana Secretary of State as referred to in Section 7.2, and the Warrantors shall have irrevocably authorized their agents to make such filing in its behalf.

8.10  NASDAQ Listing.  The shares of IBKC common stock to be issued in the Merger shall have been authorized for listing on the NASDAQ Global Select Market.

8.11  Exchange Agent Certificate.  IBKC shall have delivered the stock certificates and cash consideration for fractional shares of IBKC Common Stock to the Exchange Agent on or before the Closing and irrevocably authorized the Exchange Agent to issue the Merger Consideration pursuant to the terms and conditions of this Agreement and in accordance with a letter of transmittal to be acceptable to the parties, and the Exchange Agent shall provide TSH with a certificate evidencing such delivery and authorization.

8.12  No Material Adverse Effect. Since December 31, 2013, no event has occurred or circumstance arisen that, individually or in the aggregate, has had a Material Adverse Effect on the other Warrantor.

SECTION IX.

TERMINATION

9.1  Termination. Notwithstanding any other provision of this Agreement and notwithstanding the approval of this Agreement by the shareholders of TSH, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

(a)           By mutual consent of the Boards of Directors of the Warrantors; or

(b)           By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other Warrantor of any representation, warranty, covenant or agreement of such other Warrantor contained herein which would result in the failure to satisfy the closing condition set forth in Section 8.1 or 8.2 of this Agreement, which breach cannot be or has not been cured within forty –five (45) days after the giving of a written notice to the breaching Warrantor of such material breach; or

(c)           By the Board of Directors of either Warrantor in the event that the Merger shall not have been consummated within twelve (12) months after the date of this Agreement except if the reason that the Merger has not been so consummated is due to a material breach of a representation, warranty or covenant by the party seeking to terminate; or

(d)           By the Board of Directors of either Warrantor in the event any approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such Regulatory Authority or if any such action taken by such Regulatory Authority is not appealed within the time limit for appeal; or

(e)           By the Board of Directors of IBKC, in the event any such approval of any Regulatory Authority is conditioned upon the satisfaction of any condition or requirement that, in the opinion of IBKC, would so materially adversely affect its business or the economic benefits of the Merger as to render consummation of the Merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run; it being understood that the requirement to divest five (5) or fewer branches shall not render the Merger inadvisable or constitute an unduly burdensome condition; or

(f)           By the Board of Directors of either Warrantor, if the shareholders of TSH fail to approve this Agreement and the Merger, and the consummation of the transactions contemplated hereby at the Shareholders Meeting; or

(g)           By the Board of Directors of IBKC if the Board of Directors of TSH shall, or shall have resolved to, withdraw, modify or change its recommendation to TSH’s shareholders of this Agreement or the Merger, or recommend any Acquisition Proposal other than the Merger; or

(h)           By the Board of Directors of either Warrantor if the other Warrantor has experienced, or is reasonably likely to experience, a Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by the Warrantor invoking this Section 9.1(h), which notice shall specify the nature of the matter or matters constituting such Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by such Warrantor within fifteen (15) days following the end of such remedial or curative period; or

(i)           By the Board of Directors of TSH, pursuant to Section 6.8(d).

9.2  Effect of Termination.

(a)           In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 of this Agreement, this Agreement shall become void and have no effect and the parties hereto will be relieved of all obligations and liabilities under this Agreement, except that:  (i) the provision of Section IX hereof shall survive any such termination and abandonment; (ii) a termination pursuant to Section 9.1(b) of this Agreement shall not relieve a breaching Warrantor from liability for any breach giving rise to such termination; and (iii) each Warrantor shall remain obligated under, and liable for any breach of, any of the provisions of this Agreement that survive its termination.

(b)           In the event this Agreement is terminated (i) by IBKC pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by TSH, or (ii) by TSH pursuant to Section 9.1(i) hereof, and in each case within twelve (12) months after the date of any such termination TSH, without IBKC’s prior written consent, accepts in a written agreement an Acquisition Proposal, then TSH shall pay IBKC $5,000,000, which shall be due and payable as follows: (a) $2,500,000 shall be paid not later than the fifth Business Day following the date TSH accepts such Acquisition Proposal, and (b) $2,500,000 shall be paid on the earlier of the date of consummation of such Acquisition Proposal or twelve (12) months from the date of acceptance of the Acquisition Proposal.  Upon payment of such termination fee pursuant to this Section 9.2(b), IBKC will not have any other rights or claims against TSH or its Subsidiaries, or their respective officers and directors, under this Agreement.

(c)            In the event this Agreement is terminated by TSH pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by IBKC, or by IBKC pursuant to Section 9.1(e) hereof, then IBKC shall pay TSH $4,000,000 (the “IBKC Termination Fee”) not later than the fifth Business Day following the date of notice of its termination and the reasons for such termination. Upon payment of the IBKC Termination Fee to TSH pursuant to this Section 9.2(c), TSH will not have any other rights or claims against IBKC or its Subsidiaries, or their respective officers and directors, under this Agreement.

     (d)           In the event this Agreement is terminated by IBKC (i) pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by TSH, or (ii) pursuant to Section 9.1(g) hereof because the Board of Directors of TSH shall have withdrawn, modified or changed its recommendation to TSH’s shareholders (other than in the exercise of the TSH Board’s fiduciary duties after delivery to IBKC of a notice of intention to terminate pursuant to Section 9.1(h) which is not remedied or cured by IBKC prior to the withdrawal, modification or change), then TSH shall pay IBKC $4,000,000 (the “TSH Termination Fee”).  Upon payment of the TSH Termination Fee  to IBKC pursuant to this Section 9.2(d), IBKC will not have any other rights or claims against TSH or its Subsidiaries, or their respective officers and directors, under this Agreement.

9.3  Survival of Representations, Warranties and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Warrantors shall not survive the Effective Date, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Date; provided, however, that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Warrantor (or any director, officer or controlling Person thereof) of any defense in law or equity which otherwise would be available against the claims of any Person, including, without limitation, any shareholder or former shareholder of any Warrantor, the aforesaid representations, warranties and covenants being material inducements to consummation by the Warrantors of the transactions contemplated hereby.

SECTION X.

MISCELLANEOUS

10.1  Expenses.

Except as otherwise provided in this Agreement, each of the parties hereto shall bear and pay all costs and expenses, incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

10.2  Brokers and Finders. Except as set forth on Schedule 10.2, TSH represents and warrants that neither it nor any of its officers, directors, employees, affiliates or Subsidiaries has employed any broker or finder or incurred any liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

10.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement, including the exhibits and Schedules hereto, and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understanding with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement except for (i) the rights of shareholders of TSH to receive the Merger Consideration following the Effective Date and (ii) the provisions of Section 4.4, which shall inure to the benefit of and be enforceable by the Persons referenced therein.

10.4   Amendments.  To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the boards of directors of such parties; provided, however, that the provisions of this Agreement relating to the manner or basis in which shares of TSH Common Stock will be exchanged for IBKC Common Stock shall not be amended after the Shareholders Meeting without the requisite approval of the holders of the issued and outstanding shares of TSH Common Stock entitled to vote thereon.  The parties hereto may, without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby.  TSH agrees to take such reasonable actions requested by IBKC as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is a Subsidiary of IBKC) the transactions contemplated hereby; provided, however, that such modification shall not change the amount, kind, manner or basis in which shares of TSH Common Stock will be exchanged for IBKC Common Stock or abrogate the covenants and other agreements contained in this Agreement, result in adverse tax consequences to the shareholders of TSH, materially delay consummation of the Merger or jeopardize the timely receipt of approvals of a Regulatory Authority required to consummate the Merger.

10.5   Waivers.  Prior to or at the Effective Date, each party hereto, acting through its Board of Directors or chief executive officer or other authorized officer, shall, as to such party’s rights hereunder, have the right (i) to waive any default in the performance of any term of this Agreement by any other party, (ii) to waive or extend the time for the compliance or fulfillment by any other party of any and all of its obligations under this Agreement, and (iii) to waive any or all of the conditions precedent to the obligations of such party under this Agreement.

10.6  No Assignment.  No party hereto may assign any of its rights or obligations under this Agreement to any other Persons, without the express written consent of the other parties and any such purported assignment without such requisite consent shall be null and void.

10.7  Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission or by registered or certified mail, postage pre-paid, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to IBKC and/or IBERIABANK:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana  70501
Attention:   Robert B. Worley, Jr.
Executive Vice President and General Counsel
Email:         robert.worley@iberiabank.com

With a copy to:

Jones Walker LLP
499 S. Capitol Street, SW, Suite 600
Washington, D.C.  20003
Attention:  Edward B. Crosland, Jr., Esq.
Facsimile:  (202) 203-0000

If to TSH and/or TFB:

Teche Holding Company
1120 Jefferson Terrace Boulevard
New Iberia, Louisiana 70560
               Attention: Patrick O. Little
                                  President and Chief Executive Officer
Facsimile: (337) 359-1831

With a copy to:

Spidi & Fisch PC
1227 25th Street NW, Suite 200 West
Washington, D.C.  20037
Attention:  John J. Spidi, Esq.
Facsimile: (202) 434-4661

10.8  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof.

10.9  Counterparts/Facsimile. This Agreement may be executed in one or more counterparts, each of which shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile signature or electronic transmission of a signature page, each of which shall be deemed to be an original signature page.

10.10  Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be executed on its behalf and attested by officers thereunto duly authorized all as of the day and year first above written.

IBERIABANK CORPORATION		TECHE HOLDING COMPANY

By:	/s/ Daryl G. Byrd	By:	/s/ Patrick O. Little
	Daryl G. Byrd		Patrick O. Little
	President and Chief Executive Officer		President and Chief Executive Officer and
Chairman of the Board

Attest		Attest:

By:	/s/ Hope Gajan	By:	/s/ Cindy F. North